SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Chapter I – PURPOSE

Article 1 - This Internal Charter ("Charter") provides for the duties and responsibilities, organization, operation and operating procedures of the Audit Committee ("Committee") of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp ("Company").

Article 2 - The Committee’s duties and responsibilities will be performed in compliance with those established by the applicable legislation and the Company’s Bylaws.

Article 3 - The Committee is an advisory body bound to the Board of Directors, on the monitoring, control and integrity of the preparation of financial statements, control mechanisms and internal audit and risk management and compliance, seeking to ensure the quality, transparency and accuracy of the information published. In order to do this, the Committee will, among other things:

a. evaluate and monitor the Company's risk exposure and the existence of risk assessment, mapping and rating criteria, as well as the existence of controls for managing its risks;

b. evaluate the effectiveness of the internal control structures and processes in place at the Company;

c. issue opinions on and evaluate the guidelines for hiring and destitution of independent auditors, as well as other service conditions, recommending the hiring and destitution of independent auditors to the Board of Directors ("Board"), in addition to oversee the independent auditors activities;

d. monitor the Company's process for compliance with laws and regulations affecting the presentation of financial statements and quarterly information, as well as oversee the activities of the area responsible for preparing them;

e. monitor compliance with the Company's Code of Conduct and Integrity regarding matters related to accounting, internal auditing, internal controls and risk management;

f. review and approve the Internal Audit work plans and oversee their implementation in order to ensure compliance with the legislation, policies and control standards;

g. evaluate, monitor and recommend to management the correction or improvement of the Company's internal policies, including the policy for related parties transactions; and

h. ensure that both internal and external grievances and complaints about matters related to the scope of its activities, including those of a confidential nature, are forwarded to the appropriate areas of the Company, and monitor its analysis and resolution, aiming the informer protection and confidentiality.

Chapter II – BASIC PRINCIPLES

Article 4 - The Committee reports to the Board and will have operational autonomy, a budget and independence in the exercise of its functions, working as an auxiliary, consulting and advisory body, without decision-making powers or executive duties.

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 1 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

Article 5 - The Committee will report to the Board on its activities at Board of Directors’ Meetings, in accordance with the purposes of its operations.

Article 6 - The decisions of the Committee will be made by a majority of members present, without prejudice to the ability of any of them individually to request information and examine the Company's books, documents and papers.

Article 7 - The position of Member of the Committee ("Member") cannot be delegated and must be exercised by observing the duties of loyalty, diligence and reporting, as well as any applicable conflict of interest rules, in compliance with article 160 of Federal Law 6,404, of December 15, 1976.

Sole Paragraph - Committee members must remain impartial and skeptical when conducting their activities and, above all, in relation to the estimates in the financial statements and the Company’s management.

Article 8 - In the exercise of its duties, the Committee will maintain working relations with Executive Officers, Heads of Departments, Managers, Independent Auditors and Internal Auditors, and all members will receive all the necessary information to the regular course of its duties, which shall be provided in full and in a reliable manner.

Article 9 - Each Committee Member must have the skills and knowledge, including understanding of the Committees’ responsibilities, as well as of the Company’s businesses, operations and risks, needed to perform his or her duties effectively.

Chapter III - POWERS

Article 10 - Within the scope of its responsibilities, the Committee may:

a. perform the activities set forth herein;

b. ensure that the Company’s executives attend the Committee meetings;

c. have access to relevant information and, whenever necessary, employees and contractors in order to clarify any situations within the Committee’s competence;

d. work directly with Independent and Internal Auditors, and keep up-to-date with their respective activities;

e. review the reports prepared by Internal and Independent Auditors about matters that will be submitted to the Board before they are presented to said body;

f. monitor the activities of the Accounting and Internal Audit departments, and propose to the Executive Officers any measures it may deem applicable; and

g. request that expert services be hired to support the Committee’s activities, paid by the Company, as part of the Committee’s annual budget.

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 2 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

Chapter IV - ORGANIZATION

COMMITTEE MEMBERSHIP

Article 11 - The Committee will be composed of three (3) members of the Board who meet the requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) for foreign issuers.

Sole Paragraph. The executive officers of the Company, its subsidiaries, its controlling shareholder, its affiliates and companies under common control are not allowed to be members of the Company’s Audit Committee.

Article 12 - All Members of the Committee must:

a.	comply with all the independence requirements provided for in the applicable legislation and regulations, without prejudice to exceptions that may be permitted;
b.	have sufficient technical knowledge in accounting and financial matters; and
c.	have at least 30 (thirty) hours available every month.

Article 13 - The Board must verify compliance with the independence requirements when appointing a Board member to be part of the Committee and periodically thereafter. Any exceptions permitted by law, individually or jointly, must be disclosed in the applicable reports.

Article 14 - At least one Committee Member, the Financial Expert of the Audit Committee ("Financial Expert") must meet the requirements of article 22-V (b) of the Novo Mercado Regulations and, pursuant to the Bylaws, have proven experience in internationally accepted accounting standards; analysis, preparation and evaluation of financial statements; and knowledge of internal controls and information disclosure policies.

Sole Paragraph - The Financial Expert will be appointed by the Board.

TERM OF OFFICE

Article 15 - Committee Members shall perform their duties as long as they sit on the Board, or until otherwise determined by the General Shareholders’ Meeting or the Board itself.

Paragraph 1 - Pursuant to the Bylaws, the Board has a unified term of office of two (2) years, with up to three (3) consecutive reappointments being permitted, which is the maximum continuous period for being a Member of the Committee.

Paragraph 2 - After the end of the period for consecutive reappointments, Committee Members may only be appointed again after at least three (3) years of the end of their term of office.

Paragraph 3 - After serving a term of office for any period, Committee Members may only be reappointed after at least three (3) years of the end of their term of office.

Paragraph 4 - Except in case of resignation or dismissal, the term of office of Committee Members is automatically extended until a replacement is appointed by the General Shareholders’ Meeting or by the Board of Directors.

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 3 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

Paragraph 5 – The resolution of the Board of Directors, whose purpose is the dismissal of a Member of the Audit Committee, must be duly justified.

COORDINATOR

Article 16 - The Coordinator of the Committee shall be appointed by the Board.

Parágrafo único – Any member of the Committee may be appointed as Coordinator.

Article 17 - The Coordinator will:

a.	propose meeting agendas, in line with the annual work plan, to allow the Committee to achieve its goals;
b.	call and coordinate Committee meetings;
c.	facilitate the submission of Committee Members’ requests to the Company’s Management and Independent Auditors;
d.	comply and enforce compliance with this Charter;
e.	request that the Executive Officers hire specialized services when approved by the Committee;
f.	submit the Committee’s opinions and reports to the Board; and
g.	meet with the Board of Directors at least quarterly, accompanied by other Committee Members, when necessary or convenient.

Sole Paragraph – In the absence or temporarily impediment, the Coordinator shall indicate the Member who will coordinate the meetings.

EXECUTIVE SECRETARY

Article 18 - The Committee will be assisted by one Executive Secretary with knowledge of the Committee’s duties and responsibilities and the applicable legislation.

Sole Paragraph - The Executive Secretary will be selected by the Committee, with the support of the Executive Officers.

Article 19 - The Executive Secretary will, either directly or through delegation:

a.	prepare and send the call notices for the Committee meetings;
b.	request from the Company's management any information and/or clarification deemed necessary to perform the Committee's duties;
c.	invite, on behalf of the Coordinator, the Company’s Independent Auditors, Executive Officers, Heads of Departments, employees, consultants and any other guests to meetings;
Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 4 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

d.	invite, on behalf of the Coordinator, the members of the Fiscal Council to attend meetings;
e.	receive, prepare, within the limits of their duties, and distribute the documents related to the agenda;
f.	draft the minutes of the Committee meetings, send it to examination of members, and send out copies of the minutes to the Board of Directors, Fiscal Council and Chief Executive Officer;
g.	keep the annual schedule of Committee meetings up to date;
h.	take the administrative measures needed for the Committee meetings to be held;
i.	prepare documents and presentations, at the request of the Coordinator; and
j.	consolidate the results of surveys to assess satisfaction with the work carried out by the Audit Department.

Article 20 - All documents relating to the Committee will be filed by the CEO’s Office, which will be responsible for their safekeeping.

Article 21 - After preparing the agenda, the Executive Secretary will request all the information and documents which the Committee will be examining and discussing and on which its resolutions will be based from the respective Company departments and/or other possible attendees of the meetings.

Sole paragraph - The aforementioned documents and information, to the fullest extent possible, must be submitted to the Committee at least three (3) days prior to the respective meetings, except in urgent cases.

Chapter V – MEETINGS

CALL TO ORDER

Article 22 - The Committee Meetings will be called to order with the presence of a majority of its Members.

PLACE

Article 23 - Committee meetings will be held preferably at the Company’s headquarters.

Sole Paragraph - On an exceptional basis, Committee Members may meet via teleconference, videoconference, e-mail or any other reliable means that enables them to express their will as long as it allows them to identify one another, without prejudice to the need to sign the minutes afterwards. The online meetings shall be deemed to have taken place at the Company’s headquarters.

FREQUENCY

Article 24 - The Committee will meet regularly twice a month and extraordinarily whenever necessary.

CALL NOTICE

Article 25 - Regular meetings shall be held according to the annual schedule prepared by the Committee. Extraordinary meetings shall be called at the request of the Coordinator by any means of communication that allows the Committee Members to be duly notified.

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 5 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

Article 26 - Committee meetings will be deemed to be regular when attended by all Members, regardless of call formalities.

ATTENDANCE

Article 27 - All Committee Members shall be encouraged to attend all meetings. Attendance shall be facilitated to ensure meetings run smoothly, in compliance with the best corporate governance practices.

AGENDA

Article 28 - The agenda of the meeting will be proposed by the Coordinator, based on the annual work plan.

Sole Paragraph - The Coordinator shall include in the agenda items or issues proposed by the other Committee Members or the Board provided that such items and issues are within the Committee’s competence.

MEETING MINUTES AND RESOLUTIONS

Article 29 - Minutes containing the date and location of the Meeting; names of Committee Members, speaker(s) and/or invitee(s) in attendance; issues presented and discussed; and resolved and unresolved issues shall be drafted for each meeting.

Paragraph 1 - Each Member will have one (1) vote and resolutions will be approved by a majority vote of those present at the meeting. In the event of a tie, the Meeting Coordinator will have the casting vote.

Paragraph 2 – The dissenting Members shall state their disagreement in the meeting’s minutes.

Paragraph 3 - The minutes will be signed by all Members.

Paragraph 4 - The Member who does not participate in the meeting shall be aware of the contents of the minutes, and shall sign it as "aware" of the matters discussed and deliberated. The signature in the condition of "aware" does not imply that the Member agrees with the resolutions contained in the minutes.

Paragraph 5 - When applicable, an extract of the minutes of the Committee meeting must be provided, which will be signed by the Coordinator or by the Executive Secretary.

Article 30 - The minutes of Committee meetings will be disclosed in accordance with the Law.

Paragraph 1 - If the Board of Directors considers that the disclosure of the entire minutes of a Committee meeting could jeopardize the Company's legitimate interest, it is possible to disclose only an excerpt of the minutes.

Paragraph 2 - In all cases, the minutes will be filed at the Company's headquarters in full, including for the purpose of future examination by the control bodies, which will have full and unrestricted access to its contents, subject to the rules related to the transfer of confidential information, pursuant to paragraphs 2 through 5 of article 86 of Federal Law 13,303/2016.

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 6 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

Chapter VI - DUTIES AND RESPONSIBILITIES

Article 31 - The Committee will have the duties and responsibilities set out in this Chapter VI, without prejudice to those established by law, Novo Mercado Regulations, rules issued by the Brazilian Securities and Exchange Commission, the Bylaws and other pertinent regulations.

RISK MANAGEMENT AND INTERNAL CONTROLS AND COMPLIANCE

Article 32 - Regarding risk management, the Committee will have the duties and responsibilities set forth in the Institutional Policy for Corporate Risk Management.

Article 33 – The Audit Committee must monitor the development and progress of the Sabesp Integrity Program.

Article 34 - With regard to internal controls, the Committee will:

I - understand the internal environment, processes and internal control systems implemented by the Board of Executive Officers to approve transactions, and register and process data relevant to the Company's business;

II - monitor the controls implemented by the Board of Executive Officers to ensure that the financial statements are derived from the corresponding systems, essentially comply with the legal, regulatory and statutory standards and requirements, and are reviewed by the Board of Executive officers;

III - analyze the information provided by the Board of Executive Officers concerning the effectiveness of internal controls, as well as consider whether the recommendations made by the Internal Auditors and Independent Auditors have been properly implemented by the Board of Executive Officers;

IV - monitor the controls implemented by the Board of Executive Officers to ensure the physical and logical security of the electronic information systems, as well as the contingency plans to process the information relevant to the Company’s business in the event of a system failure, or for protection against fraud or improper use of Company equipment; and

V - supervise the Company's internal control activities.

FINANCIAL STATEMENTS AND QUARTERLY INFORMATION

Article 35 - Regarding the financial statements and quarterly information, the Committee will:

I - monitor annual and quarterly financial reporting, in compliance with the applicable legislation and the best corporate governance practices;

II - review the annual financial statements and quarterly information, as well as announcements to the market related thereto before disclosure;

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 7 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

III - review relevant accounting issues, including recent professional and regulatory pronouncements, as well as gain an understanding of their impacts on the financial statements and quarterly information;

IV - suggest changes to improve the relevance, integrity, quality and timeliness of financial statements and quarterly information;

V - meet with the Chief Financial Officer and Investor Relations Officer and/or the designated people, as well as with the Independent Auditors, to review the financial statements and quarterly information, the main accounting policies and judgments and the Independent Auditors’ reports;

VI - ensure that significant adjustments, pending differences and disagreements with the Board of Executive Officers with regard to accounting practices and policies are discussed with the Independent Auditors;

VII - analyze , before they are published/filed, the Sustainability Report, the Management Report, the 20-F Form, the Reference Form (Formulário de Referência) and the Report on the Brazilian Corporate Governance Code – Publicly Held Companies (Informe sobre o Código Brasileiro de Governança Corporativa – Companhias Abertas); and

VIII - monitor the Accounting Department’s activities, resources and organizational structure in order to ensure it works properly and has the adequate material resources.

COMPLIANCE WITH LAWS AND REGULATIONS

Article 36 - In order to monitor the Company’s process for compliance with the laws and regulations applicable to the matters pertinent to it, the Committee will:

I - review the effectiveness of the supervision system concerning compliance with laws and regulations, as well as the results of internal investigations on possible irregularities;

II - obtain regular updates from the Board of Executive Officers and Company lawyers about issues that may significantly impact the financial statements and quarterly information or compliance policies;

III - make sure that regulatory issues relevant to the Company’s industry have been considered in preparing the financial statements, quarterly information and annual management reports, including the 20-F Form and the Reference Form;

IV - review the results of any compliance inspections by regulatory authorities, that requirecompliance with regulations, as well as the Board of Executive Officers’ responses; and

V - monitor compliance activities.

INDEPENDENT AUDIT

Article 37 - Regarding the Independent Audit, the Committee will:

I - approve the bidding requirements for hiring Independent Auditors, mainly with respect to auditors’ professional qualifications in order to ensure they include the background and experience of the partner responsible for the audit team, independence requirements and any possible conflicts of interest;

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 8 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

II - supervise the activities of the Independent Auditors, evaluating their independence, the quality of services provided and the adequacy of such services to the needs of the Company, as well as permanently evaluate the performance of the Independent Auditors;

III - express its opinion before hiring non-audit services from the independent audit firm or any companies related thereto;

IV - examine the scope of the audit work plan proposed by the Independent Auditors and review it in the current year in light of the Company’s ongoing circumstances, regulatory requirements and changes, among other measures;

V - discuss the Independent Auditors’ work plan and gain an understanding of risk assessment proposals;

VI - discuss with the Independent Auditors any problems found within the normal course of an audit, including any restrictions on the scope of the audit or access to information;

VII - ensure that the relevant findings and recommendations from independent auditors and the responses suggested by the Board of Executive Officers are received, discussed and appropriately implemented, including the resolution of any disagreement between the Board of Executive Officers and the Independent Auditors;

VIII - discuss the adequacy of the accounting policies applied to the Company’s financial statements and quarterly information with the Independent Auditors in order to determine whether they are considered aggressive, balanced or conservative;

IX - meet separately with the Independent Auditors to discuss matters the Committee or the Independent Auditors may deem necessary;

X - ensure the Independent Auditors have access to the Committee whenever requested;

XI - ensure the Company has proper practices in place to hire professionals from an Independent Audit firm.

XII - require the Independent Auditors to report to the Committee on the following items prior to the filing of any audit report with the SEC, including Form 20-F: (i) all critical accounting policies and practices used; (ii) all alternative treatments of financial information within the generally accepted accounting principles that have been discussed with the Board of Executive Officers, ramifications thereof and the preferred treatment of the Independent Auditors; and (iii) relevant written communications between the Board of Executive Officers and the Independent Auditors.

INTERNAL AUDIT

Article 38 - Regarding the Independent Audit, the Committee will:

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 9 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

I - oversee and evaluate, at least once a year, the Internal Audit department’s activities, resources and organizational structure in order to ensure it works properly and has the adequate material resources;

II - review and approve Internal Audit’s Annual Work Plan for the subsequent fiscal year based on risk management processes and compliance with the rules and controls in place, thus making sure it is in keeping with the work of the Independent Auditors;

III - monitor the execution of the Internal Audit’s Annual Work Plan and, if necessary, approve any amendments due to changes in the risks of the business;

IV - ensure that the relevant recommendations made by Internal Auditors and the responses suggested by the Board of Executive Officers are received, discussed and implemented properly;

V - discuss with the Internal Auditors the result of recent inspections conducted by the regulatory bodies;

VI - assess and monitor jointly with Management and the Internal Auditors whether the Company’s related-party transactions are suitable and reasoned;

VII - ensure that the Head of Internal Audit has access to the Committee, when requested;

VIII - assess the performance of the Head of Audit every year;

IX - ratify the selection of the person in charge of Internal Audit appointed by the Collegiate Board of Executive Officers, propose its approval and dismissal to the Board of Directors and supervise the execution of the respective work, in accordance with the Bylaws; and

X - approve the Institutional Internal Audit Policy.

PENSION FUND ACTUARIAL CALCULATIONS

Article 39 - Regarding the private pension plans maintained by Fundação Sabesp de Seguridade Social (Sabesp Social Security Foundation) - Sabesprev, the Committee will evaluate the reasonableness of the parameters on which the actuarial calculations are based, as well as the actuarial result of the benefit plans maintained by the pension fund.

STATEMENTS, REPORTING AND SUBMISSION TO THE BOARD OF DIRECTORS

Article 40 - Regarding the Board, the Committee will:

I - keep the Board up to date on the Committee’s activities, particularly with regard to issues that may cause a significant impact on the Company’s financial condition or business;

II - prepare Detailed and Summary Annual Reports of its activities to be presented together with the financial statements with information on its activities, the conclusions and recommendations of this Committee as well as any other reports required by law and/or requested by the Board;

III - express an opinion to the Board on all periodical financial statements, quarterly information and annual reports, pursuant to the applicable legislation;

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 10 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

IV - provide the Board with information regarding the Independent Auditors’ independence;

V - submit to the Board its opinion on:

(a) the hiring of Independent Auditors firm; and

(b) the dismissal, by justification, of the Independent Audit firm.

VI - evaluate the work plan of the independent auditors, pursuant to article 36-V of this Chart and submit it to the Board of Directors for consideration.

Sole Paragraph - The Summary Annual Report will include:

a.	the meetings held and the main issues discussed;
b.	the conclusions reached and the main recommendations made by the Committee to the Board; and
c.	any situations in which there is a significant divergence between the Company's management, the independent auditors and the Committee in relation to the Company's financial statements.

PERFORMANCE EVALUATION

Article 41 - Regarding its performance evaluation, the Committee shall:

I – carry it out on a regular basis, at least annually, and share it with the Board.

II - assess compliance with the duties set out in the Charter and report the findings to the Board.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

Article 42 - The Coordinator, when called upon, must attend the Company’s Annual General Shareholders’ Meeting.

INTERNAL CHARTER

Article 43 - Concerning its Charter, the Committee will:

I - ensure the Charter is approved by the Board; and

II - revise the Charter whenever needed and submit it to the Board for approval.

Chapter VII - COMPENSATION AND BUDGET

Article 44 - The compensation of Committee Members will be set at the General Shareholders’ Meeting, in accordance with the Bylaws.

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 11 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

Sole Paragraph - Committee members will not receive any compensation other than that relating to their work as a Member of the Committee, the Board or any other committee of the Board.

Article 45 - The Committee will have its own annual budget approved by the Board, in accordance with the Bylaws, to cover expenses for its operation, such as those incurred to conduct or request consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

Sole Paragraph - The Board of Executive Officers will make available the financial resources requested by the Committee to perform its duties, within the limits of the approved budget.

Article 46 - This sixth version of the Audit Committee Internal Charter was approved at the 948th Board of Directors’ Meeting, held on August 12, 2021.

Sole Paragraph - This Internal Charter will be sent to the CVM within 7 (seven) business days of the approval of these amendments, pursuant to ICVM 480/2009 and amendments thereto.

Approved at the 948st Board of Directors’ Meeting – August 12, 2021	PAGE 12 of 12
AUDIT COMMITTEE INTERNAL CHARTER – V6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 31, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.